UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  UOL Publishing, Inc.

Title of Class of Securities:  Common Stock, $0.01 par value

CUSIP Number:  903196103

  (Date of Event Which Requires Filing of this Statement)

                      March 13, 1998


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number:

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Errol M. Rudman


2. Check the Appropriate Box if a Member of a Group a.
         b.

3.  SEC Use Only


4.  Citizenship or Place of Organization
         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:
         33,300

6.  Shared Voting Power:
         228,100

7.  Sole Dispositive Power:
         33,300

8.  Shared Dispositive Power:
         228,100

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person
         261,400

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          6.925%

12. Type of Reporting Person
          IN

Item 1(a) Name of Issuer:  UOL Publishing, Inc.

      (b) Address of Issuer's Principal Executive Offices:
          8251 Greensboro Drive, Suite 500, McLean,
          Virginia  22102

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Errol M. Rudman
          Rudman Management Inc
          1114 Avenue of the Americas
          New York, New York 10036


    (d) Title of Class of Securities: Common Stock, $0.01 par value

    (e)   CUSIP Number:  903196103


Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.
         (a) Amount Beneficially Owned:  261,400 shares
         (b) Percent of Class:  6.925%
         (c) Mr. Rudman has sole ownership of 33,300 shares with respect to which he has the sole power to vote or to direct the vote and the sole power to dispose or of which to direct the disposition; Mr. Rudman also has investment discretion over 228,100 shares held by various managed accounts and private investment vehicles with respect to which he shares the power to vote or to direct the vote and the power to dispose or of which to direct the disposition with such accounts and vehicles.

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent
Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

         Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




     /s/ Errol M. Rudman                      March 26, 1998
                                            Date
     Errol M. Rudman


























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